July 1, 2019

Guy Melamed
Chief Financial Officer and Chief Operating Officer
Varonis System Inc
1250 Broadway, 29th Floor
New York, NY 10001

       Re: Varonis System Inc
           File No. 001-36324
           Form 10-Q for the Quarter Ended March 31, 2019
           Filed April 30, 2019
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 12, 2019

Dear Mr. Melamed:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q filed April 30, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Operating Results, page 21

1. On page 21, your disclosure indicates that Annual recurring revenues ("ARR") are a key performance indicator defined as the annualized value of all recurring revenues related to active contracts at the end of each period. It appears that this measure, ARR, may meet the definition of a non-GAAP financial measure. Please tell us how ARR is calculated in greater detail; how management uses this measure; why it is useful to investors; and, how you considered Item 10(e)(2) of Regulation S-K and Rule 100 of Regulation
G. We note
      that you cited this measure in your earnings release dated April 29, 2019, which was furnished as exhibit 99.1 to Form 8-K on the same date.
 Guy Melamed
Varonis System Inc
July 1, 2019
Page 2
Form 10-K filed February 12, 2019

Notes to consolidated Financial Statements
Revenue Recognition, page 68

2. On page 69, you disclose that you use the residual approach to determine the software licenses' standalone selling prices due to the lack of history of selling software license on a standalone basis when software licenses, maintenance, and professional services were sold in bundled packages. Please tell us how you evaluated other methods to estimate standalone selling price of your software licenses. Also, please tell us if and how you considered whether the selling price of the software is highly variable. Refer to ASC 606-
         10-32-34.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,
FirstName LastNameGuy Melamed
                                                               Division of
Corporation Finance
Comapany NameVaronis System Inc
                                                               Office of
Information Technologies
July 1, 2019 Page 2                                            and Services
FirstName LastName